Exhibit 97.1

COMPENSATION RECOVERY POLICY FOR DEUTSCHE BANK MANAGEMENT BOARD MEMBERS

WHEREAS, the ordinary shares of Deutsche Bank Aktiengesellschaft (the “Bank”) are listed on the New York Stock Exchange, Inc. (the “Exchange”), and as a result, the Bank is required to adhere to the listing standards of the Exchange;

WHEREAS, the U.S. Securities and Exchange Commission (the “Commission”) has adopted Rule 10D-1 under the U.S. Securities Exchange Act of 1934, as amended, pursuant to which U.S. national securities exchanges or national securities associations, including the Exchange, are required to adopt listing standards that require each listed issuer to develop and implement a policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by current or former executive officers where that compensation is based on erroneously reported financial information;

WHEREAS, pursuant to Rule 10D-1, the Exchange has adopted Section 303A.14 of its Listed Company Manual (“Section 303A.14”), which the Commission declared to be effective as of October 2, 2023 (the date of effectiveness, the “Effective Date”), and which requires the adoption of a compensation recovery policy no later than 60 days after the Effective Date; and

WHEREAS, pursuant to Section 303A.14, the Supervisory Board has adopted this document to constitute the compensation recovery policy applicable to Management Board members (the “MB Compensation Recovery Policy”).

1. Definitions.

Erroneously Awarded Compensation. As used herein, the following terms shall have the following definitions: The amount of Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received if it had been determined based on the restated amounts, which must be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

(a) The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and

(b) The Bank must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

Financial Reporting Measures. Measures that are determined and presented in accordance with the accounting principles used in preparing the Bank’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Commission.

Incentive-Based Compensation. Any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

Received. Incentive-Based Compensation is deemed Received in the Bank’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

2. General.

(a) The Bank shall, to the greatest extent practicable, recover reasonably promptly the amount of Erroneously Awarded Compensation that has been Received by a current or former Management Board member in respect to the relevant periods described in Section 3 hereof in the event that the Bank is required to prepare an accounting restatement due to the material noncompliance of the Bank with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

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(b) The Bank is not required to recover erroneously compensation in compliance with this MB Compensation Recovery Policy to the extent the conditions set forth in paragraph (c)(1)(iv) of Section 303A.14 (regarding impracticality based on expense of enforcement, violation of German law adopted prior to November 28, 2022 or impact on certain tax-qualified retirement plans) are met and the Bank’s Supervisory Board has determined that recovery would be impracticable.

3. Recovery Period.

(a) This MB Compensation Recovery Policy applies to all Incentive-Based Compensation Received by a person:

(i) On or after the Effective Date

(ii) After beginning service as a Management Board member.

(iii) Who served as a Management Board member at any time during the performance period for that Incentive-Based Compensation.

(iv) While the Bank has a class of securities listed on the Exchange or another U.S. national securities exchange or national securities association; and

(v) During the three completed fiscal years immediately preceding the date that the Bank is required to prepare an accounting restatement as described in Section 2 hereof and during any transition period (that results from a change in the Bank’s fiscal year) within or immediately following those three completed fiscal years. The Bank’s obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed.

(b) For purposes of determining the relevant recovery period, the date that the Bank is required to prepare an accounting restatement as described in Section 2 hereof is the earlier to occur of:

(i) The date the Bank’s Management Board, Supervisory Board or Audit Committee of the Supervisory Board, or the officer or officers of the Bank authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the issuer is required to prepare an accounting restatement as described in Section 2 hereof; or

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(ii) The date a court, regulator, or other legally authorized body directs the Bank to prepare an accounting restatement as described in Section 2 hereof.

4. Implementing Provisions.

The Bank may, to the extent permitted by law, include provisions in the employment contracts, compensation award agreements or other agreements of Management Board members subject to this MB Compensation Recovery Policy, provisions to implement the potential for recovery of Erroneously Awarded Compensation pursuant to this MB Compensation Recovery Policy and, as a condition to the grant of any benefit thereunder, require the Management Board members subject to this MB Compensation Recovery Policy to agree to abide by the terms of thereof and hereof; provided, however, that this MB Compensation Recovery Policy shall apply to, and be enforceable against, any Management Board Members subject to this MB Compensation Recovery Policy regardless of whether or not such provisions are implemented.

5. No Indemnity.

The Bank may not indemnify its current or former Management Board members against the loss of Erroneously Awarded Compensation.

6. Disclosures.

The Bank shall file required disclosures with respect to this MB Compensation Recovery Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Commission filings, which includes:

(a) filing this MB Compensation Recovery Policy as an exhibit to the Bank’s Annual Report on Form 20-F filed with the Commission; and

(b) the disclosures required by Commission Form 20-F in the event a restatement requiring the recovering of Erroneously Awarded Compensation occurs.

Adopted by the Supervisory Board on Oct. 25th, 2023.

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